livenotbyliesseries


TRUTH
LIVE NOT BY LIES!
PEOPLE FASCINATED BY THE IDEA OF PROGRESS NEVER SUSPECT THAT EVERY STEP FORWARD IS ALSO A STEP ON THE WAY TO THE END.
-MILAN KUNDERA (pg. 47)

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livenotbyliesseries We must always be aware of what is happening around us and hold tight to the truth.

#LiveNotByLies #DocuSeries #AngelStudios #Production

April 5

Live Not by Lies

Apr 5 ·

We must always be aware of what is happening around us and hold tight to the truth.... See more


TRUTH
LIVE NOT BY LIES!
PEOPLE FASCINATED BY THE IDEA OF PROGRESS NEVER SUSPECT THAT EVERY STEP FORWARD IS ALSO A STEP ON THE WAY TO THE END.
-MILAN KUNDERA (pg. 47)

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Live Not by Lies
Apr 2 ·

Lots of exciting content and updates coming your way. Be a part of the truth and the film that will help the world understand how not to live by lies. Vi... See more



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April 2


LIVE NOT BY LIES!
COMFORT IS THE NEW GULAG
ANGEL

With the support of more than 1800 investors we have raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Our first stop was Prague, in the Czech Republic. It was in Prague that we talked to Kamila Bendova, a remarkable woman who, along with her late husband, refused to bend a knee to the godless Soviet regime and paid a dear price for their courage. It was by building and relying upon a tight-knit community of other courageous people she was able to survive - and even thrive while raising four children - during the years her husband spent in a Soviet prison.

From this apartment and the community the Bendas and other dissidents built, sprang forth the resistance movement that eventually toppled the Soviet leadership in Czechoslovakia. The future president, Vaclav Havel, and many other top government officials, met in this same apartment while they plotted their resistance and made plans to rebuild a new and better government.

After a powerful experience in Prague, we then traveled to Bratislava, Slovakia, where we talked to even more unsung heroes of the anti-Communist resistance. We interviewed Jan Simulcik, who took us to an underground bunker where he and other dissidents worked covertly to print and distribute contraband materials like bibles and prayer books.

We visited the river where Slovak citizens tragically lost their lives attempting to cross the Iron Curtain for the freedom of the West.

We talked to many inspiring people during our travels and the trip was one of the most meaningful of our lives. We are so grateful for the spiritual support of the people who prayed for us during our time abroad. But the work is not finished. The race is not yet won. The story is not yet told.

We need to travel to Romania, to learn about Ceaușescu's child gulags. We need to travel to Hungary. We need to go to Poland. We need to be in the same room and walk the same streets with more of the people who risked everything for their faith and freedom against the tyranny of communism. Additionally, there are stories we need to capture here in the United States. Ex-Pats who moved here to flee Communism. Journalists and thought leaders who are working to stem the tide of totalitarianism here in the West. The war for Truth has battlegrounds all over the planet today. The time to fight is now.

You can express your interest in an investment in Nova Roma, Inc.

Express Interest Now

Join the livestream tonight at 8 pm, ET!


ANGEL STUDIOS
LIVESTREAM
LIVE NOT BY LIES
FIRST LEG OF FILMING HAS WRAPPED!

The first leg of filming has wrapped! It has been an incredible experience to meet and hear the incredible true stories of those who have *Live Not By Lies* ! Join us as the filmmakers and author of the book and series producer Rod Dreher talk to us LIVE. They will discuss the behind-the-scenes, when the series could be released, and exciting news you do not want to miss!

ANGEL
STUDIOS



EXPRESS INTEREST IN
LIVE NOT BY LIES!

Live Not By Lies is a docuseries that will give voice to the living survivors of the USSR and their call for people of faith to lead the charge in standing up against oppression.

Nova Roma, Inc. (creator of *Live Not By Lies*) is currently gauging interest in an offering of securities under Regulation Crowdfunding while the series is in production. If you're interested in the crowdfund, should the project advance to that stage, please Express Interest at angel.com/live-2. This is not a commitment to invest, but simply a way for Nova Roma, Inc. to gauge interest in a potential offering. You'll be notified if Nova Roma, Inc. decides to conduct an offering.

Thank you for helping Nova Roma, Inc. to gauge demand for this show.

Express Interest

LIVESTREAM TONIGHT

See what the *Live Not By Lies* team has been up to during our livestream tonight at 8 pm, ET. We've got a lot of exciting updates to share!



LIVESTREAM
LIVE NOT BY LIES
FIRST LEG OF FILMING HAS WRAPPED!

RSVP To The Livestream

Nova Roma, Inc., the entity creating Live Not By Lies, is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Nova Roma, Inc., the entity creating Live Not By Lies, has entered into a Campaign Booster and Content Distribution Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute the series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television production and advertising space while Nova Roma, Inc. is trying to raise money to fund their production. If Angel Studios exercises the option to distribute Live Not By Lies, Angel Studios will share in the revenues generated by the series. In addition, Nova Roma, Inc. may use a portion of any proceeds it raises to repay the loan from Angel Studios.

ANGEL
STUDIOS

295 W Center Street, Provo, Utah, 84601

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
Get Notified If the Investment Goes Live

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com

Dare to Dissent

Learn more

Live Not by Lies
Sponsored ·

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."



About this ad

invest.angel.com

The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"There's a war being waged. And it's not one political party versus another, it's not one nation versus another. This is a war for truth." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
attempting to cross the Iron Curtain
for the freedom of the West.

invest.angel.com

The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
Truth Is the Only Antidote

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"Soviet totalitarianism was not brought down with tanks or rockets. It was brought down by simple truth, people living in the truth, one day at a time." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
from the sacrifices that they made,
we are going to be doomed

invest.angel.com

The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Share Your Support

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
When Truth Rises... Tyranny Falls

Learn more

Live Not by Lies
Sponsored

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Support This Project

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"'We are being lied to... And we're letting it happen because we're being wooed by comfort, convenience, and safety." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
one of the most evil regimes that's eve
worked on the face of this earth.

invest.angel.com
The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com
Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

About this ad


LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com

Resist Repression or Repeat History

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
Dare to Dissent

Learn more

Live Not by Lies
Sponsored ·

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
When Truth Rises... Tyranny Falls

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

About this ad


LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com
Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored ·

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com

Confront Tyranny With Truth

Learn more

Live Not by Lies
Sponsored

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com
Dare to Dissent

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"American students know nothing about evil... The ignorance of evil is staggering, and it's deliberate." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com
Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
The Truth Will Set You Free

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"Soviet totalitarianism was not brought down with tanks or rockets. It was brought down by simple truth, people living in the truth, one day at a time." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
from the sacrifices that they made,
we are going to be doomed

invest.angel.com

The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live-2



invest.angel.com
The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com
Dare to Dissent

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
Get Notified If the Investment Goes Live

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"In the name of safety, all rights can be removed. The irony is, it's not even true." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



About this ad
This happened.
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"Soviet totalitarianism was not brought down with tanks or rockets. It was brought down by simple truth, people living in the truth, one day at a time." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
from the sacrifices that they made,
we are going to be doomed

invest.angel.com
The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Do You Want to See This Docuseries?

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"There's a war being waged. And it's not one political party versus another, it's not one nation versus another. This is a war for truth." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
attempting to cross the Iron Curtain
for the freedom of the West.

invest.angel.com
The Battle for Truth Has Just Begun
Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"American students know nothing about evil... The ignorance of evil is staggering, and it's deliberate." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc. ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
Dare to Dissent

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
Resist Repression or Repeat History
Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Express Interest In This Important Project

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

We're excited to have Dr. Jordan Peterson's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
LIVE NOT BY LIES!
Dr Jordan B Peterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com
Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Get Notified If the Investment Goes Live

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
Truth Is the Only Antidote
Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"American students know nothing about evil... The ignorance of evil is staggering, and it's deliberate." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
I recognize that because you've lived
LIVE NOT BY LIES!

invest.angel.com

Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"There's a war being waged. And it's not one political party versus another, it's not one nation versus another. This is a war for truth." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
attempting to cross the Iron Curtain
for the freedom of the West.

invest.angel.com

The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom.*

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Express Your Interest

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"'We are being lied to... And we're letting it happen because we're being wooed by comfort, convenience, and safety." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
one of the most evil regimes that's eve
worked on the face of this earth.

invest.angel.com
The Battle for Truth Has Just Begun
Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
The Truth Will Set You Free

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com

Dare to Dissent

Learn more

Live Not by Lies
Sponsored ·

"My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc. Visit angel.com/live and help spread the word." - Dr. Jordan Peterson

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



LIVE NOT BY LIES!
Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

invest.angel.com

Dr. Jordan Peterson Supports This Project!

Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com

Dare to Dissent

Learn more

Live Not by Lies
Sponsored

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Would You Be Interested In This Docuseries?

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"In the name of safety, all rights can be removed. The irony is, it's not even true." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
This happened.
LIVE NOT BY LIES!

invest.angel.com
Dennis Prager Supports This Project!
Learn more

Live Not by Lies

Sponsored · Paid for by Nova Roma, Inc ·

"In the name of safety, all rights can be removed. The irony is, it's not even true." - Dennis Prager

We're excited to have Dennis Prager's endorsement of our docuseries ***Live Not By Lies***. Join us in our quest for truth and freedom by expressing your interest and help us bring this important project to life!

Check out the video and the opportunity to express interest at angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
This happened.
LIVE NOT BY LIES!

invest.angel.com

Dennis Prager Supports This Project!

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

Live Not By Lies is unveiling the untold! We are gauging interest for our new docuseries that journeys through the power of human spirit and faith as it unfolds the true stories of living survivors of the deadliest century the world has ever known, and their message for us today.

Check out the video and express your interest here: angel.com/live

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad

invest.angel.com
Dare to Dissent

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."


About this ad

invest.angel.com
Confront Tyranny With Truth

Learn more

Live Not by Lies
Sponsored · Paid for by Nova Roma, Inc ·

"'We are being lied to... And we're letting it happen because we're being wooed by comfort, convenience, and safety." - Isaiah Smallman

With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

Please join us in this important battle. Tell your friends. The time to fight is now.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


About this ad
one of the most evil regimes that's
worked on the face of this earth.

invest.angel.com
The Battle for Truth Has Just Begun

Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Do You Want to See This Docuseries?
Learn more

Live Not by Lies
Sponsored ·

GAUGING INTEREST. We are creating a docuseries called ***Live Not By Lies*** and the plan is to partner with Angel Studios for distribution, the same studio that brought you *Sound of Freedom.*

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in ***Live Not By Lies*** if we launched a crowdfunding investment.

Check out the video and express your interest here: angel.com/live

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Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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